

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 16, 2010

Mr. Stanley Greanias
Chief Executive Officer
Javo Beverage Company, Inc.
1311 Specialty Drive
Vista, CA 92081

> **Re:** **Javo Beverage Company, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 16, 2010**
> **File No. 000-26897**
> **Schedule 14A**
> **Filed April 16, 2010**

Dear Mr. Greanias:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation (MD&A)

Outlook, page 19

Mr. Stanley Greanias
Javo Beverage Company, Inc.
August 16, 2010
Page 2

1.   It appears that the disclosure presented here which states that your overall debt obligations only increased by $2.2 million is inconsistent with the actual change in outstanding debt presented in your balance sheet on F-3. Please clarify or revise.

Liquidity and Capital Resources, page 19

2.   It appears from your disclosure that you anticipate that your current cash and cash equivalents, your anticipated sales and gross profits, your anticipated dispenser financing and cost cutting measures will provide adequate capital to fund operations. Please provide a detailed discussion of how your liquidity position will be impacted if those items you have anticipated do not materialize considering your continued loss from operations, your working capital deficit and your material debt obligations. In addition, please revise your disclosure to discuss your consideration of known trends and uncertainties that you expect to have a material impact on your liquidity and capital resources.

Financial Statements

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Reclassifications, page F-10

3.   It appears from your disclosure that you have reclassified marketing allowances paid to various customers from a selling and marketing expense to a reduction of gross sales. Please provide us with a detailed discussion of these marketing allowances, specifically what the allowances represents, how the allowances are determined and when are the allowances are paid and cite the specific authoritative literature you utilized to support your accounting treatment. Your discussion should address how you considered the guidance in FASB ASC 605-50, particularly how you analyzed the decision tree in FASB ASC 605-50-55-1 in reaching your conclusion that these items should be treated as a reduction of revenue.

4.   We note you have restated your financial statements for the periods ended December 31, 2008 and December 31, 2007. It appears from the disclosure on page 23 that this restatement was the result of an error in accounting for marketing allowances. However, we do not see where you filed an Item 4.02 Form 8-K disclosing such restatement. Please refer to the instructions of Form 8-K and file any required Item 4.02 Form 8-K as soon as possible or tell us why you believe such filing is not required.

Inventory, page F-14

5.   We note your disclosure that the inventory balance includes an allocation of general overhead in 2009. Please provide a detailed discussion of whether the inventory balance included an allocation of overhead in prior years or whether this is a change in accounting principle. Please refer to the guidance in ASC 250-10-45.

Note 10. Long-Term Debt

Senior Subordinated Promissory Notes, page F-19

6.   We note your disclosure which states that an aggregate of 102,500,000 shares were issued in connection with the $22.5 senior subordinated promissory notes. The 102,500,000 shares presented here appears to be inconsistent with the disclosure of 86,300,000 shares presented in the statement on stockholders' deficit on F-7. Please clarify or revise.

7.   It appears from your disclosure that you determined the value of the shares issued in connection with the senior subordinated promissory notes to be $4,321,183 and $4,232,424, for a total of $8,553,607, based on the relative fair value method. This balance appears to be inconsistent with the balance of $10,041,591 presented in the statement on stockholders' deficit on F-7. Please clarify or revise.

8.   It appears from your disclosure that you recorded a debt discount of $4,321,183 and $4,232,424 related to the issuance of the senior subordinated promissory notes. The total of these amounts appears to be inconsistent with the balance of $11,126,194 presented in the balance sheet on F-3. Please clarify or revise.

9.   It appears from your disclosure that you have capitalized the one-time transaction fee of $500,000 paid to Falconhead Capital LLC for consulting services as an intangible asset that is being amortized over the period of the senior subordinated promissory notes. Please provide a detailed discussion of how you determined these costs should be capitalized and cite the specific authoritative literature you utilized to support your accounting treatment.

Note 12. Stock and Warrant Transactions, page F-24

10.   It appears from your disclosure that 5,000,000 options granted in 2007 were cancelled in June 2009 and reissued for 5,000,000 shares of forfeitable common stock. Please provide a detailed discussion of how you accounted for the modification of these stock options and cite the specific authoritative literature you utilized to support your accounting treatment. Please ensure your discussion includes your consideration of the guidance provided in FASB ASC 718-20-35-3.

Note 14. Related Party Transactions, page F-26

11.   It appears from your disclosure that you have the right to acquire the liquid concentrate
        dispensers leased under your rental agreement with Javo Dispenser, LLC for the nominal
        consideration of $1. Please provide a detailed discussion of how you are accounting for
        this lease transaction and cite the specific authoritative literature you utilized to support
        your accounting treatment. Please ensure your discussion includes your consideration of
        the guidance provided in FASB ASC 840-30.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 23

12.   Please provide a detailed discussion of how the material weakness in your internal
        controls over financial reporting, that resulted in a restatement of your financial
        statements, impacted your conclusion regarding the effectiveness of your disclosure
        controls and procedures. Please tell us the factors you considered to support
        management's conclusion that disclosure controls and procedures were effective or
        amend your Form 10-K to disclose management's revised conclusion on the effectiveness
        of your disclosure controls and procedures as of the end of the fiscal year. Please refer to
        Item 307 of Regulation S-K for further guidance.

Management's Report on Internal Control over Financial Reporting, page 23

13.   We note that you have identified material weaknesses in your control process. Please
        disclose when the material weakness was identified, by whom it was identified and when
        the material weakness first began.

Changes in Internal Control over Financial Reporting, page 23

14.   Please disclose any change in your internal control over financial reporting identified
        in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-
        15 or 15d-15 that occurred during the most recent fiscal quarter that has "materially
        affected, or is reasonably likely to materially affect, the registrant's internal control over
        financial reporting."

15.   It appears from your disclosure here and in the last paragraph of the Report of the
        Independent Registered Public Accounting Firm that your internal control over
        financial reporting has been reviewed and attested to by Farber Hass Hurley. Please
        revise to provide the attestation report on your internal control over financial
        reporting as required by Item 308(b) of Regulation S-K

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 27

16.   We note that financial statement footnote 14 discusses several related party transactions and that you elect to incorporate information addressing the requirements of Item 13 of Form 10-K from your proxy statement. We were unable to locate any disclosure in your proxy. Please advise and, if necessary, amend your Form 10-K to provide any required disclosure.

Signatures

17.   It does not appear that your document has been signed by your Principal Executive Officer, Principal Financial Officer or Principal Accounting Officer in their capacities as such. See General Instruction D to Form 10-K. Please amend your Form 10-K to include all required signatures. In this respect your attention is directed to your letter to us dated June 26, 2008.

Exhibit 32.2 - Section 906 Certifications

18.   It appears that the Chief Financial Officer identified within the body of the certification is inconsistent with the actual signature. Please clarify or revise.

Schedule 14A, filed April 16, 2010

General

19.   In future filings please provide the discussion contemplated by Item 407(h) of Regulation S-K as it relates to the board's leadership structure. Please provide us with your proposed draft disclosure.

Security Ownership of Certain Beneficial Holders and Management, page 2

20.   We note various filings, including a Form 8-K filed on March 15, 2010, which suggest that Falconhead Capital, LLC is the beneficial owner of greater than 10% of your common stock. It was unclear whether its shares were presented in your table. Please advise.

Corporate Governance, page 8

21.   Footnote 10 to your financial statements indicates that Mr. Scott Dickey was nominated by Falconhead Capital and indicates that you entered into a professional services agreement with a private equity firm to provide financial and management services to you on an on-going basis. The firm is not named in the footnote. Please advise us whether the firm is, or is affiliated with, Falconhead Capital. If so, please clarify whether Mr. Dickey provides services or receives compensation under this arrangement. Also, clarify whether Falconhead Capital's ownership is presented as Coffee Holdings in your

beneficial ownership table. Finally, if applicable, revise to address what consideration you gave to these relationships – including the one-time $500,000 and annual $100,000 fees in reaching the conclusion that Mr. Dickey was independent. We may have further comment as your response may affect other disclosure items such as Items 402 and 404 of Regulation S-K.

22.   Your page nine disclosure indicates that you determined that none of your directors, including Mr. Baker qualify as an audit committee financial expert. On page 27 of your Form 10-K you indicate that Mr. Baker "qualifies as an audit committee financial expert." Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessell at (202) 551-3737 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services